Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-284369
Relating to the
Preliminary Prospectus Supplement
Dated December 1, 2025
(To Prospectus Dated August 28, 2025)

PRICING TERM SHEET
December 2, 2025

IREN Limited
39,699,102 Ordinary Shares

The information in this pricing term sheet supplements IREN Limited’s preliminary prospectus supplement, dated December 1, 2025 (the “Preliminary Prospectus Supplement”), relating to a registered direct offering of ordinary shares (the “Offering”), and supersedes the information in the Preliminary Prospectus Supplement to the extent inconsistent with the information in the Preliminary Prospectus Supplement. Terms used, but not defined, in this pricing term sheet have the respective meanings set forth in the Preliminary Prospectus Supplement. As used in this pricing term sheet, “we,” “our” and “us” refer to IREN Limited and not to its subsidiaries.

Issuer	IREN Limited.

Securities Offered	39,699,102 ordinary shares, no par value, of IREN Limited (the “Ordinary Shares”).

Ticker / Exchange for Ordinary Shares	IREN / Nasdaq Global Select Market (“NASDAQ”).

Last Reported Sale Price per Ordinary Share on NASDAQ on December 2, 2025	$41.12.

Offering Price per Ordinary Share	$41.12.

Trade Date	December 3, 2025.

Settlement Date
December 8, 2025, which is the third business day after the Trade Date (this settlement cycle being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally must settle in one business day, unless the parties to the trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Ordinary Shares issued in this placement before the business day before the Settlement Date must, because the Ordinary Shares issued in this placement will initially will settle T+3, specify an alternate settlement cycle at the time of such trade to prevent a failed settlement. Those purchasers should consult their advisors.

Concurrent Notes Offering; Repurchase of Existing Convertible Notes
On December 2, 2025, we announced the pricing of our previously announced private offering (the “Concurrent Notes Offering”) of $1,000,000,000 aggregate principal amount of 0.25% convertible senior notes due 2032 (the “2032 Notes”) and $1,000,000,000 aggregate principal amount of 1.00% convertible senior notes due 2033 (the “2033 Notes” and, together with the 2032 Notes, the “Notes”). The issuance and sale of the Notes are scheduled to settle on December 8, 2025, subject to customary closing conditions. We granted the initial purchasers of the Concurrent Notes Offering options to purchase, for settlement within a period of 13 days from, and including, the date the Notes are first issued, up to an additional $150,000,000 principal amount of 2032 Notes and up to an additional $150,000,000 principal amount of 2033 Notes. The Concurrent Notes Offering is being made pursuant to a confidential offering memorandum only to qualified institutional buyers (as defined in Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”)) in transactions that are exempt from the registration and prospectus-delivery requirements of the Securities Act. This pricing term sheet does not constitute an offer to sell, or the solicitation of an offer to buy, any securities being offered in the Concurrent Notes Offering. See “The Concurrent Offering” in the Preliminary Prospectus Supplement.

The 2032 Notes will accrue interest at a rate of 0.25% per annum, and the 2033 Notes will accrue interest at a rate of 1.00% per annum, in each case payable semi-annually in arrears on June 1 and December 1 of each year, beginning on June 1, 2026, to noteholders of record as of the close of business on the immediately preceding May 15 or November 15, respectively.

The initial conversion rate of the 2032 Notes is 19.4553 Ordinary Shares per $1,000 principal amount of 2032 Notes, which represents an initial conversion price of approximately $51.40 per Ordinary Share. The initial conversion rate of the 2033 Notes is 19.4553 Ordinary Shares per $1,000 principal amount of 2033 Notes, which represents an initial conversion price of approximately $51.40 per Ordinary Share. The conversion rate and conversion price of either series of Notes will be subject to adjustment upon the occurrence of certain events.

We estimate that the net proceeds to us from the Concurrent Notes Offering, if it is consummated, will be approximately $1,973.8 million (or approximately $2,270.0 million if the initial purchasers of the Concurrent Notes Offering fully exercise their option to purchase additional Notes), after deducting the initial purchasers’ discounts and commissions.

In addition, concurrently with the pricing of the Notes, we entered into one or more separate, privately negotiated transactions with a limited number of holders of our 3.25% Convertible Senior Notes due 2030 (the “Existing 2030 Convertible Notes”) and our 3.50% Convertible Senior Notes due 2029 (the “Existing 2029 Convertible Notes”) (collectively, the “Repurchase”) to repurchase (i) approximately $227.7 million principal amount of our Existing 2030 Convertible Notes for approximately $608.2 million, which includes accrued and unpaid interest and (ii) $316.6 million principal amount of our Existing 2029 Convertible Notes for approximately $1,024.2 million, which includes accrued and unpaid interest.

The completion of the Offering is not contingent on the completion of the Concurrent Notes Offering or the Repurchase, and the completion of the Concurrent Notes Offering is not contingent on the completion of the Offering or the Repurchase.

Use of Proceeds
We estimate that the proceeds to us from the Offering will be approximately $1,631.5 million, after deducting our estimated offering expenses. We intend to use the proceeds from the Offering, together with the net proceeds from the Concurrent Notes Offering, if it is consummated, (i) to fund the $174.8 million cost of entering into the new capped call transactions relating to the Notes, (ii) to repurchase approximately $227.7 million principal amount of our Existing 2030 Convertible Notes for approximately $608.2 million, which includes accrued and unpaid interest; (iii) to repurchase approximately $316.6 million principal amount of our Existing 2029 Convertible Notes for approximately $1,024.2 million, which includes accrued and unpaid interest; and (iv) for general corporate purposes and working capital. See “Use of Proceeds” in the Preliminary Prospectus Supplement.

Placement Agents	Citigroup Global Markets Inc.
Goldman Sachs & Co. LLC
J.P. Morgan Securities LLC

CUSIP / ISIN Numbers for the Ordinary Shares	Q4982L109 / AU0000185993.

We have filed a registration statement (including a prospectus) and the Preliminary Prospectus Supplement with the SEC for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the prospectus in that registration statement and other documents we have filed with the SEC for more complete information about us and the Offering. You may get these documents free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, we, the placement agents or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement (or, when available, the final prospectus supplement) and the accompanying prospectus upon request to Citigroup Global Markets Inc., c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by telephone at 1-800-831-9146; Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, Attention: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by emailing prospectus-eq_fi@jpmchase.com or postsalemanualrequests@broadridge.com.

The information in this pricing term sheet is not a complete description of the Ordinary Shares. You should rely only on the information contained or incorporated by reference in the Preliminary Prospectus Supplement and the accompanying prospectus, as supplemented by this pricing term sheet, in making an investment decision with respect to the Ordinary Shares.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.